NEWS RELEASE

 STERLING SOFTWARE ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD IN TENDER OFFER FOR INFORMATION ADVANTAGE

 DALLAS, TX (August 5, 1999) - Sterling Software, Inc. (SSW-NYSE) today announced that the waiting period under the Hart-Scott-Rodino Antitrust statute applicable to the $6.50 per share cash tender offer for all outstanding common shares of Information Advantage, Inc. (IACO-NASDAQ) by a wholly owned Sterling Software subsidiary, Sterling Software Acquisition Corp., expired at 11:59 p.m., New York City time, on August 4, 1999. Accordingly, the condition to the tender offer relating to the expiration or termination of the Hart-Scott-Rodino waiting period has been satisfied. The offer continues to be subject to certain other conditions, including the valid tender of a number of Information Advantage shares which, together with Information Advantage shares beneficially owned by Sterling Software, represents a majority of Information Advantage's outstanding shares on a fully diluted basis.

 The offer and withdrawal rights are currently scheduled to expire at midnight, New York City time, on Tuesday, August 17, 1999. Questions and requests for assistance regarding the tender offer may be directed to Georgeson Shareholder Communications Inc., who is acting as Information Agent for the offer, at (800) 223-2064, or to Deutsche Banc Alex. Brown, who is acting as Dealer Manager for the offer, at (800) 334-2640.

 Information Advantage is a leading provider of business intelligence solutions that are designed to accelerate and improve enterprise-wide decision making. Information Advantage's MyEureka product suite offers solutions for information portals, enterprise reporting and data warehousing and can enhance customer relationship management (CRM) and enterprise resource planning (ERP) systems with reporting and analysis. For more information, visit the company's Web site at www.infoadvan.com.

 Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,700 employees in more than 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.


 Contacts:

  Julie Kupp                    Tony Carideo
  Sterling Software, Inc.       Information Advantage, Inc.
  (214) 981-1000                (612) 833-3720
  julie.kupp@sterling.com       tony.carideo@infoadvan.com